Exhibit 99.3
Press Release

Eltek Announces Filing of 2015 Annual Report

Petach-Tikva, Israel, March 23, 2016 Eltek Ltd. (NASDAQ:ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, announced today that it filed its annual report, containing audited consolidated financial statements for the year ended December 31, 2015, with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website at www.nisteceltek.com. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Eltek

Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:
Meirav Bauer
KM Investor relations
Tel: +972- 3-5167620
meiravb@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023